c&c group plc

RECEIVED

2005 FEB 15 A 9:15

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549-0302
USA

05005803

9th February, 2005

Dear Sirs,

SUPPL

Your ref: **C&C Group plc**
12g 3-2(b) Exemption
82-34854

We attach notifications sent to the Irish and London Stock Exchanges from the date of our application to date.

Yours faithfully,

NOREEN O'KELLY
Company Secretary

PROCESSED
FEB 17 2005
THOMSON
FINANCIAL

Ref: 82-34854

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO	526806

All relevant boxes should be completed in block capital letters.

1. Name of company C & C Group plc	**2.** Name of shareholder having a major interest Franklin Resources Inc.
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 Franklin Resources Inc.	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them Bank of New York, London 5,997,600 JP Morgan/Chase 1,842,400

5. Number of shares/amount of stock acquired **N/A**	**6.** Percentage of issued class **N/A**	**7.** Number of shares/amount of stock disposed **2,565,000**	**8.** Percentage of issued class **0.79%**

9. Class of security Ordinary shares of E0.01 each	**10.** Date of transaction N/A	**11.** Date company informed 17 December 2004

12. Total holding following this notification **7,840,000**	**13.** Total percentage holding of issued class following this notification 2.44%

14. Any additional information N/A	**15.** Name of contact and telephone number for queries James Duggan Assistant Group Company Secretary + 353 1 616 1335
16. Name and signature of authorised company official responsible for making this notification Noreen O'Kelly Group Secretary Date of notification 17 December 2004	

Ref. 82-34854

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

RECEIVED
2005 FEB 15 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AVS NO 679009

All relevant boxes should be completed in block capital letters.

1. Name of company C & C Group plc	**2.** Name of director Breege O'Donoghue
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest Breege O'Donoghue	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) Breege O'Donoghue
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	**6.** Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary Purchase of Shares

7. Number of shares/amount of stock acquired **20,000 ORDINARY SHARES OF E0.01 EACH**	**8.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) 0.00%	**9.** Number of shares/amount of stock disposed N/A	**10.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A
11. Class of security **ORDINARY SHARES OF E0.01 EACH**	**12.** Price per share E2.88	**13.** Date of transaction **17 DECEMBER 2004**	**14.** Date company informed **17 DECEMBER 2004**

15. Total holding following this notification **20,000 ORDINARY SHARES OF E0.01 EACH**	**16.** Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) 0.00%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant **N/A**	**18.** Period during which or date on which exercisable **N/A**
19. Total amount paid (if any) for grant of the option N/A	**20.** Description of shares or debentures involved: class, number N/A
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise N/A	**22.** Total number of shares or debentures over which options held following this notification N/A
23. Any additional information **N/A**	**24.** Name of contact and telephone number for queries James Duggan Phone: +353 1 616 1335

25. Name and signature of authorised company official responsible for making this notification Noreen O'Kelly, Company Secretary

c&c group plc

C&C confirms announcement dates for pre-close period trading statement and fiscal 2005 full-year results

CCR.I CCR.L

Dublin, London, January 11, 2005: C&C Group plc ('C&C' or the 'Group'), the leading manufacturer, marketer and distributor of branded beverages and snacks in Ireland, today announced dates when it will issue a pre-close period trading statement and its fiscal 2005 full-year results.

C&C will issue a pre-close period trading statement on February 23, 2005 at 7.00am (local Irish time) to provide investors and analysts with an update on current business conditions and Group developments. The C&C management team will host a conference call for investors and analysts on February 23 at 2.00pm (local Irish time).

Details of the investor and analyst conference call are available from K Capital Source on +353 1 631 5500 or c&cgroup@kcapitalsource.com

C&C will announce fiscal 2005 full-year results on May 10, 2005 at 7.00am (local Irish time). The C&C management team will discuss full-year financial performance with investors on a conference call on that date. Confirmation details will be issued closer to that time.

Investors and analysts	**Irish Media**	**International Media**
Mark Kenny K Capital Source Tel: +353-1- 631 5500 Email: c&cgroup@kcapitalsource.com Or: mkenny@kcapitalsource.com	Paddy Hughes Drury Communications Tel: +353 1 260 5000 Email: phughes@drurycom.com	Edward Orlebar Finsbury Group Tel: +44 20 7251 3801 Email: edward.orlebar@finsbury.com

Ref: 82-34854

c&c group plc

RECEIVED
2005 FEB 15 A 9:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

C&C re-schedules announcement of pre-close period trading statement.

CCR.I CCR.L

Dublin, London, January 26, 2005: To provide access to a broader investor and analyst group, C&C Group plc ('C&C' or the 'Group'), the leading manufacturer, marketer and distributor of branded beverages and snacks in Ireland, today announced that is has re-scheduled the issue of its pre-close period trading statement from February 23 to February 24, 2005.

The trading statement will be issued at 7.00am (local Irish time) on February 24. The C&C management team will host a conference call for investors and analysts at 2.00pm (local Irish time) on that date.

Dial in details for the investor and analyst conference are available from K Capital Source on +353 1 631 5500 or c&cgroup@kcapitalsource.com

Investors and analysts	Irish Media	International Media
Mark Kenny K Capital Source Tel: +353-1- 631 5500 Email: c&cgroup@kcapitalsource.com Or: mkenny@kcapitalsource.com	Paddy Hughes Drury Communications Tel: +353 1 260 5000 Email: phughes@drurycom.com	Edward Orlebar Finsbury Group Tel: +44 20 7251 3801 Email: edward.orlebar@finsbury.com